SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For December 2008
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2008, incorporated by reference herein:

Exhibit

99.1   Release dated December 9, 2008, entitled “ACQUISITION BY DRDGOLD OF THE
          REMAINING 35% INTEREST IN THE ELSBURG GOLD MINING JOINT VENTURE
          (“THE ELSBURG JOINT VENTURE”) HELD BY MINTAILS LIMITED (“MINTAILS”)
          AND CAUTIONARY ANNOUNCEMENT.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: December 9, 2008
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROO
("DRDGOLD" or "the company")

Acquisition by DRDGOLD of the remaining 35% interest in the Elsburg Gold Mining Joint Venture (“the
Elsburg Joint Venture”) held by Mintails Limited (“Mintails”) and cautionary announcement

1.     Introduction

The Elsburg Joint Venture was originally established in June 2007 as a 50:50 joint venture by the
DRDGOLD and Mintails groups for purposes of processing tailings on the East Rand for the recovery of gold.

In November 2007, Ergo Mining (Pty) Limited was created as a second 50:50 joint venture between the
DRDGOLD and Mintails groups (“the ERGO Joint Venture”) for purposes of exploring, evaluating and processing up to 1.7 billion tonnes of surface gold, uranium and sulphur bearing tailings from the East and
Central Rand goldfields of South Africa.

As announced on 3 October 2008, DRDGOLD South African Operations (Pty) Limited (“DRDGOLD SA”),
which is 74% held by DRDGOLD and 26% by black economic empowerment shareholders, Khumo Gold
SPV (Pty) Limited and the DRDSA Empowerment Trust, agreed to acquire a further 15% interest in the
Elsburg Joint Venture from Mintails for a cash consideration of R100 million. The implementation of this transaction (which is conditional only on Competition Commission approval) will result in DRDGOLD SA holding a 65% interest (through its subsidiary, East Rand Proprietary Mines Limited) and Mintails a 35%
interest in the joint venture. In addition, Mintails granted DRDGOLD SA a conditional option to acquire a further 11.4% interest in the Elsburg Joint Venture (“the Elsburg option”).

In terms of a binding heads of agreement dated 8 December 2008, DRDGOLD has now agreed to acquire:
- the remaining 35% interest (or 23.6% if the Elsburg option is exercised prior to implementation of the acquisition) held by Mintails, through its subsidiary Mogale Gold (Pty) Limited, in the Elsburg Joint
Venture; and
- all of the shareholder’s loans from the Mintails group to the Elsburg Joint Venture
(collectively “the acquisition”).

The implementation of the acquisition will result in the DRDGOLD group holding 100% of the Elsburg Joint
Venture.
The 50:50 interests of DRDGOLD SA and Mintails in the Ergo Joint Venture are not affected by the acquisition.

2.     Purchase consideration and effective date

The purchase consideration in respect of the acquisition is R177 million, which is to be settled in cash. In the event that the Elsburg option is exercised prior to the implementation of the acquisition, the parties have agreed that the purchase price will be reduced by approximately R23.8 million in recognition of amounts that will have been paid by the DRDGOLD group on exercise of the Elsburg option.

The effective date of the acquisition is 8 December 2008 although the risk and title in respect of the acquisition only passes to the DRDGOLD group on completion of the acquisition.

3.     Rationale for and benefits of the acquisition

During these times of steeply rising underground production costs, coupled with the safety concerns associated with deep level mining, the acquisition of low cost surface dump retreatment assets and operations in South Africa is seen as having significant strategic advantages to the DRDGOLD group.

The implementation of the acquisition will:
- result in DRDGOLD having outright management control over the Elsburg Joint Venture, which will expedite the advancement of the project and will allow for greater flexibility and optimisation of all dump retreatment operations conducted by the DRDGOLD group;
- result in the DRDGOLD group being entitled to 100% of the gold produced and cash flows from the retreatment of tailings by the Elsburg Joint Venture, which has a twelve year life of mine; and
- assist in positioning the DRDGOLD group to take advantage of further growth opportunities.

4.     Conditions precedent

The acquisition is subject to, inter alia, the following conditions precedent:
- the completion by DRDGOLD of a due diligence investigation into the assets being acquired in terms of the acquisition;
- no significant adverse changes in respect of the Elsburg Joint Venture, the gold price or DRDGOLD’s market capitalisation prior to completion of the acquisition;
- the approval of the relevant regulatory bodies in South Africa including, to the extent necessary, the JSE
Limited (“JSE”), the South African Reserve Bank and the Competition Commission; and
- to the extent required, the shareholders of DRDGOLD approving the acquisition under the JSE Listings
Requirements.

5.     Cautionary announcement

As the pro forma financial effects of the acquisition are not as yet available, shareholders should exercise caution when trading in their DRDGOLD securities until a full announcement containing such financial effects is released.

Randburg
9 December 2008

Sponsor
QuestCo Sponsors (Pty) Limited

Corporate adviser
QuestCo (Pty) Limited

Attorneys in Australia
Middletons

Attorneys in South Africa
Edward Nathan Sonnenberg Inc